FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 12, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on March 12, 2018]

1.	Reason for Submission

As a change in Representative Executive Officers has been resolved at the Board of Directors meeting held on March 6, 2018, the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 9 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1) Representative Executive Officer to retire

Name (Date of Birth)	New Title and Position	Former Title and Position	Number of Shareholdings (in hundreds)	Date of Change
Tetsu Ozaki (Jan. 16 1958)	Director Executive Officer and Vice Chairman	Director Representative Executive Officer Deputy President and Group COO	1,540	Mar. 31 2018

END